CUSIP No. 133425108                 SCHEDULE 13D                 Page 1 of 16


--------------------------------------------------------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                          CAMERON FINANCIAL CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    133425108
                                 (CUSIP Number)

                               Mr. Joseph Stilwell
                             26 Broadway, 23rd Floor
                            New York, New York 10004
                                 (212) 269-5800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 10, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 133425108                 SCHEDULE 13D                 Page 2 of 16


--------------------------------------------------------------------------------
    1 NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
           Stilwell Value Partners I, L.P.
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a) [X]
           (b)
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)           WC, OO
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)             [ ]
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:                   Delaware
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER:             0
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER:           134,000
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER:        0
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER:      134,000
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          134,000
------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)          [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          7%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
          PN
------------------------------------------------------------------------------

CUSIP No. 133425108                 SCHEDULE 13D                 Page 3 of 16


--------------------------------------------------------------------------------
    1 NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
           Stilwell Associates, L.P.
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a) [X]
           (b)
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)           WC, OO
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)             [ ]
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:                   Delaware
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER:             0
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER:           134,000
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER:        0
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER:      134,000
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          134,000
------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)          [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          7%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
          PN
------------------------------------------------------------------------------

CUSIP No. 133425108                 SCHEDULE 13D                 Page 4 of 16


--------------------------------------------------------------------------------
    1 NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
           The Margaret de Fleur Foundation, Inc.
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a) [X]
           (b)
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)            OO
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)             [ ]
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:                 New York
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER:             0
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER:           134,000
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER:        0
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER:      134,000
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          134,000
------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)          [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          7%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
          OO
------------------------------------------------------------------------------

CUSIP No. 133425108                 SCHEDULE 13D                 Page 5 of 16


--------------------------------------------------------------------------------
    1 NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
           Stilwell Value LLC
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a) [X]
           (b)
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)           WC, OO
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)             [ ]
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:                   Delaware
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER:             0
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER:           134,000
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER:        0
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER:      134,000
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          134,000
------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)          [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          7%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
          OO
------------------------------------------------------------------------------

CUSIP No. 133425108                 SCHEDULE 13D                 Page 6 of 16


--------------------------------------------------------------------------------
    1 NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
           Joseph Stilwell
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a) [X]
           (b)
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)           PF, OO
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)             [ ]
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:                United States
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER:             0
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER:           134,000
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER:        0
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER:      134,000
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          134,000
------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)          [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          7%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
          IN
------------------------------------------------------------------------------

CUSIP No. 133425108                 SCHEDULE 13D                 Page 7 of 16


Item 1.   Security and Issuer

         This is Amendment No. 1 to the Schedule 13D previously filed on July 7, 2000 ("Original 13D"), by joint filers Stilwell Value Partners I, L.P., a Delaware limited partnership ("Stilwell Value Partners I"), Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"), The Margaret de Fleur Foundation, Inc., a not-for-profit corporation organized under the laws of the State of New York ("The Margaret de Fleur Foundation"), Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners I, and Joseph Stilwell, managing and sole member of Stilwell Value LLC, general partner of Stilwell Associates and President and Member of the Board of Directors of The Margaret de Fleur Foundation. All of the filers of this Schedule 13D are collectively the "Group" or "Reporting Persons".

         This Schedule 13D relates to the common stock ("Common Stock") of Cameron Financial Corporation (the "Company" or the "Issuer"). The address of the principal executive offices of the Company is 1304 North Walnut Street, Cameron, Missouri 64429. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2.   Identity and Background

          (a)-(c) This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock beneficially owned by Mr. Stilwell, including: (i) shares of Common Stock held in the name of Stilwell Value Partners I, in Mr. Stilwell's capacity as the managing and sole member of Stilwell Value LLC which is the general partner of Stilwell Value Partners I; (ii) shares of Common Stock held in the name of Stilwell Associates, in Mr. Stilwell's capacity as the general partner of Stilwell Associates; and (iii) shares of Common Stock held in the name of The Margaret de Fleur Foundation, in Mr. Stilwell's capacity as President and Member of the Board of Directors of The Margaret de Fleur Foundation.

         The business address of The Margaret de Fleur Foundation is Post Office Box 1367, New York, New York 10011. The business address of the other Reporting Persons is 26 Broadway, 23rd Floor, New York, New York 10004.

         The principal employment of Mr. Stilwell is investment management. Stilwell Value Partners I and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners I. The Margaret de Fleur Foundation is a charitable foundation.

          (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent

CUSIP No. 133425108                 SCHEDULE 13D                 Page 8 of 16

jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Mr. Stilwell is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

         The source and amount of funds expended by members of the Group to acquire the Common Stock held was previously reported in the Original 13D filed on July 7, 2000. Since that date, no members of the Group have made any additional purchases of Common Stock of the Issuer.

Item 4.   Purpose of Transaction

         As reported in the Original 13D filed on July 7, 2000, the purpose of the acquisition of Common Stock of the Issuer by members of the Group is to profit from the appreciation in the market price of the Common Stock through the assertion of shareholder rights. The Group expects to actively assert shareholder rights, in the manner described below, with the intent to influence the policies of the Issuer. The members of the Group plan to engage in discussions with the Issuer's management and Board of Directors to try to maximize short and long-term value of the Issuer's assets which the Group does not believe is adequately reflected in the current market price of the Issuer's Common Stock. In addition, members of the Group plan to communicate and discuss their views with other shareholders regarding the opportunities for the Issuer to maximize shareholder value.

         As reported in the Original 13D filed on July 7, 2000, members of the Group believe that the Issuer can increase shareholder value, within a reasonable period of time, by, among other things: (a) repurchasing its shares;
(b) issuing special dividends; (c) pursuing other business combinations, such as a merger; (d) liquidating various assets; and/or (e) selling the Issuer. Members of the Group also believe that the Issuer can better evaluate all options to increase shareholder value by retaining an investment banking firm to advise it.

         On July 10, 2000, Stilwell Associates delivered to the Issuer a written request for the Issuer's most recent shareholder list and other related items, a copy of which is attached as Exhibit 2.

         As reported in the Original 13D filed on July 7, 2000, in the future members of the Group may, without limitation: (a) further communicate and discuss their views with other shareholders, including discussions concerning the election of directors to the Board; (b) make proposals to the Issuer's Board and management (including with regard to a possible sale of the Issuer); (c) seek representation on the Issuer's Board; and/or (d) solicit proxies or written consents from other shareholders of the Issuer with respect to Board representation or other proposals for shareholder action.

CUSIP No. 133425108                 SCHEDULE 13D                 Page 9 of 16


         As reported in the Original 13D filed on July 7, 2000, on May 1, 2000, certain members of the Group filed a Schedule 13D in connection with the common stock of Security of Pennsylvania Financial Corp. ("SPN"). Thereafter, members of the Group communicated with management of SPN and scheduled a meeting with senior management in order to discuss maximizing short and long-term value of SPN's assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced the signing of a definitive agreement under which Northeast Pennsylvania Financial Corp. will acquire SPN.

         Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Issuer

         The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 1,913,749, reported as the number of outstanding shares as of May 8, 2000, on a Form 10-Q dated May 12, 2000. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System.

(A)  Stilwell Value Partners I

     (a)  Aggregate number of shares beneficially owned: 134,000
           Percentage: 7%

     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 134,000
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 134,000

     (c)  Stilwell Value Partners I  has made no purchases since the Original
13D.

     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners I, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners I, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners I. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Value Partners I with regard to those shares of Common Stock.

(B)      Stilwell Associates

CUSIP No. 133425108                 SCHEDULE 13D                 Page 10 of 16


    (a)  Aggregate number of shares beneficially owned: 134,000
         Percentage: 7%

     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 134,000
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 134,000

     (c)  Stilwell Associates has made no purchases since the Original 13D.

     (d) Because he is the general partner of Stilwell Associates, Mr. Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(C)      The Margaret de Fleur Foundation

     (a) Aggregate number of shares beneficially owned: 134,000
         Percentage: 7%

     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 134,000
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 134,000

     (c) The Margaret de Fleur Foundation has made no purchases since the Original 13D.

     (d) Because he is the President and Member of the Board of Directors of The Margaret de Fleur Foundation, Mr. Stilwell has the power to direct the affairs of The Margaret de Fleur Foundation, including the voting and disposition of shares of Common Stock held in the name of The Margaret de Fleur Foundation. Therefore, Mr. Stilwell may be deemed to share voting and disposition power with The Margaret de Fleur Foundation with regard to those shares of Common Stock.

(D)      Stilwell Value LLC

     (a)  Aggregate number of shares beneficially owned: 134,000
          Percentage: 7%

     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 134,000
          3.  Sole power to dispose or to direct the disposition: 0

CUSIP No. 133425108                 SCHEDULE 13D                 Page 11 of 16

          4.  Shared power to dispose or to direct disposition: 134,000

     (c) Stilwell Value LLC has made no purchases of Common Stock since the Original 13D.

     (d) Because he is the managing and sole member of Stilwell Value LLC, Mr. Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners I. Therefore, Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners I.

(E)         Mr. Joseph Stilwell

     (a)  Aggregate number of shares beneficially owned: 134,000
          Percentage: 7%

     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 134,000
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 134,000

     (c)  Joseph Stilwell has made no purchases since the Original 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, and as otherwise described below, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Mr. Joseph Stilwell, in their capacities as general partners as described in this Schedule 13D, are entitled to an allocation of a portion of profits.

         See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits

        Exhibit No.      Description
        -----------      -----------
         1               Joint Filing Agreement
         2               Letter dated July 10, 2000 from Stilwell Associates to
                         the Issuer

CUSIP No. 133425108                 SCHEDULE 13D                 Page 12 of 16


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     July 10, 2000

                                         STILWELL VALUE PARTNERS I, L.P.

                                         /s/ Joseph Stilwell
                                         ----------------------------------
                                         By: STILWELL VALUE LLC
                                             General Partner

                                         /s/ Joseph Stilwell
                                         ----------------------------------
                                         By:      Joseph Stilwell
                                                  Managing and Sole Member

                                         STILWELL ASSOCIATES, L.P.

                                         /s/ Joseph Stilwell
                                         ----------------------------------
                                         By:      Joseph Stilwell
                                                  General Partner

                                         THE MARGARET DE FLEUR
                                           FOUNDATION, INC.

                                         /s/ Joseph Stilwell
                                         ----------------------------------
                                         By:      Joseph Stilwell
                                                  President

                                         STILWELL VALUE LLC

                                         /s/ Joseph Stilwell
                                         ----------------------------------
                                         By:      Joseph Stilwell
                                                  Managing and Sole Member

                                         JOSEPH STILWELL

                                         /s/ Joseph Stilwell
                                         ----------------------------------
                                         Joseph Stilwell